Mail Stop 3561
      November 23, 2005

James H. Disher, President
Banner Resources Inc.
3990 Warren Way
Reno, NV 89509

      Re:	Banner Resources Inc.
      Amendment One to Registration Statement on Form SB-2
      Filed November 14, 2005
		File No. 333-128586

Dear Mr. Disher:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
1. We note your response to comment 21 in our letter dated October 25, 2005 and the revisions you have made in your Business disclosure including the elimination of the glossary in your discussion. However, you description still has too much jargon for an investor to follow. For example, while you define the term induced halo polarization as "IP," you do not provide a context for the term so a reader not familiar with your industry can understand your use of this term. Another similar example is your use of the jargon "ppm Cu." Please revise.

Consolidated Financial Statements
2. We note your response to our comment 24 in our letter dated October 25, 2005. Your audited financial statements as of June 30,
2005 no longer comply with Item 310(g) of Regulation S-B. Please revise your presentation to update your financial statements to comply with the requirements of Item 310(g) of Regulation S-B.





Notes to the Consolidated Financial Statements

Note 1. Exploration Stage Company, page F-6
3. We note your response to comment 27 in our letter dated October 25, 2005 regarding your plans to address the going concern issue. Please revise to include other plans, perhaps such as management providing loans to the company, if needed, to allow the company to continue operating. Refer to Section 607.02 of the financial reporting codification. Please also coordinate with your independent registered public accountant to get them to tell us how they have addressed all of the points in AICPA AU Section 341.10 of the codification standards, as adopted by the PCAOB.

Note 2.  Summary of Significant Accounting Policies, page F-6
4. We note your response to comment 28 in our letter dated October 25, 2005 regarding the valuation method used to determine the donated services reflected in your statement of changes in stockholders` deficit as of June 30, 2005. Please revise your accounting policies to include the method used to calculate the amounts for these donated services.

Note 3.  Mineral Properties, page F-8
5. We note your response to comment 29 in our letter dated October 25, 2005 regarding the specific details relating to your allocation of the purchase price for the assets acquired and the terms of the 2.5% royalty fee payable in future periods. Your response is not clear to us and we are unable to locate a response to most of our comment. Accordingly, we are reissuing our original comment and would like a more complete and detailed response. In this regard, your response should provide the reason for your accounting treatment noting your basis in GAAP.  You disclose your acquisition of a
100%
interest in seven mineral claims consisting of 70 mineral claim units
located in Clinton Mining Division, British Columbia, Canada for 320,000 shares of your common stock. Please disclose your purchase price allocation of the cost of the assets acquired. Please also explain to us the nature and terms of the 2.5% royalty fee and who it is payable to and your accounting treatment for these fees at the time of acquisition of the assets and your basis in GAAP for this treatment. Further, please also provide us support for your accounting treatment of the contingent consideration of $25,000 annual advance royalties commencing February 1, 2008. Is the $25,000 a fixed amount, or will the amount of the fee vary according to revenue volume or another similar operating measure? How long will you have to pay the $25,000 fee and does the annual fee effectively represent a compensation arrangement for the prior owner of the mineral claims? Explain to us how these royalties differ from the

2.5% Net Smelter Return royalty. Tell us your calculation of the total cost of the acquired assets and why. Refer to paragraphs 20 through 23, and paragraphs 25 through 28 of SFAS 141.

Item 27.  Exhibits Index, page 55
6. We note your footnote reference (1) on page 56 regarding the consent of the independent registered public accounting firm that was filed on September 26, 2005. Please coordinate with your independent registered public accountant to revise your presentation to include the filing of a currently dated consent relating to the use of their audit report dated September 13, 2005 with your next amendment as required by Item 601(a)(23) of Regulation S-B.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.










      You may contact Milwood Hobbs, Staff Accountant, at (202)
551-
3241 or in his absence, Mike Moran, Accounting Branch Chief, at
(202)
551- 3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff
Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.



      					Sincerely,



      					H. Christopher Owings
      Assistant Director



cc: 	David Smalley
	Fraser and Company LLP
      Via Fax (604) 669-5791
James H. Disher
Banner Resources Inc.
November 23, 2005
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